Exhibit 99.2

Aurora Announces US$10 million Share Repurchase Program

SHENZHEN, CHINA, November 20, 2018 /GlobeNewswire/ — Aurora Mobile Limited (NASDAQ: JG) (“Aurora” or the “Company”), a leading mobile big data solutions platform in China, today announced that its board of directors has approved a share repurchase program, under which the Company may repurchase up to US$10 million of its shares over the next six months.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile big data solutions platform in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 991 thousand mobile applications that have utilized the Company’s developer services and nearly 17.4 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.03 billion, as of September 2018. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Aurora may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and Aurora undertakes no duty to update such information, except as required under applicable law.

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For more information, please contact:

Aurora Mobile Limited

E-mail: ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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